UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2.

(Amendment No.2)

KANZHUN LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

48553T106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48553T106

1.	Names of Reporting Persons Banyan Partners Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,286,435 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,286,435 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,286,435 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.5% of Class A ordinary shares (or 3.7% of the total ordinary shares) (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by Banyan Partners Fund II, L.P. (“Banyan Fund II”) and Banyan Partners II Ltd. (“Banyan II GP”, collectively with Banyan Fund II, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Such 32,286,435 Class A ordinary shares are held by Banyan Fund II directly. Banyan II GP is the general partner of Banyan Fund II, and as such, may exercise voting and dispositive power over the shares held by Banyan Fund II.
(3)	Calculation is based on 865,677,590 ordinary shares issued and outstanding as of February 28, 2023, consisting of 724,847,189 Class A ordinary shares and 140,830,401 Class B ordinary shares, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 27, 2023 (the “Issuer’s 20-F Filing”). Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain exceptions as disclosed in the Issuer’s 20-F Filing. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Banyan Fund II represent approximately 1.5% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 48553T106

1.	Names of Reporting Persons Banyan Partners II Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,286,435 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,286,435 Class A ordinary shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,286,435 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.5% of Class A ordinary shares (or 3.7% of the total ordinary shares) (3)
12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Represents 32,286,435 Class A ordinary shares directly held by Banyan Fund II. Banyan II GP is the general partner of Banyan Fund II, and as such, may exercise voting and dispositive power over the shares held by Banyan Fund II.
(3)	Calculation is based on 865,677,590 ordinary shares issued and outstanding as of February 28, 2023, consisting of 724,847,189 Class A ordinary shares and 140,830,401 Class B ordinary shares, as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain exceptions as disclosed in the Issuer’s 20-F Filing. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Accordingly, and based on the foregoing, the Class A ordinary shares beneficially owned by the Banyan II GP represent approximately 1.5% of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer.

CUSIP No. 48553T106

Item 1.
(a)	Name of Issuer KANZHUN LIMITED
(b)	Address of Issuer’s Principal Executive Offices 18/F, GrandyVic Building Taiyanggong Middle Road Chaoyang District, Beijing 100020 People’s Republic of China
Item 2.
(a)	Name of Person Filing Banyan Partners Fund II, L.P. (“Banyan Fund II”) Banyan Partners II Ltd. (“Banyan II GP”)
(b)

Address of Principal Business Office or, if none, Residence

The address of each of Banyan Partners Fund II, L.P. and Banyan Partners II Ltd. is:

c/o Walkers Corporate Limited

190 Elgin Avenue

George Town

Grand Cayman, KY1-9008

Cayman Islands

(c)	Citizenship Banyan Partners Fund II, L.P.: Cayman Islands Banyan Partners II Ltd.: Cayman Islands
(d)	Title of Class of Securities Class A Ordinary Shares, par value US$0.0001 per share
(e)	CUSIP Number 48553T106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2023:

Reporting Persons	Ordinary Shares Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class A Ordinary Shares (1)(3)	Percentage of Total Ordinary Shares (1)(3)	Percentage of the Aggregate Voting Power (1)(3)
Banyan Partners Fund II, L.P.	32,286,435	32,286,435	32,286,435	32,286,435	4.5%	3.7%	1.5%
Banyan Partners II Ltd. (2)	0	32,286,435	32,286,435	32,286,435	4.5%	3.7%	1.5%

(1)	Represents the number of shares beneficially owned by the Reporting Persons as of December 31, 2023.

(2)	Banyan Partners II Ltd. is the general partner of Banyan Partners Fund II, L.P., and as such, may exercise voting and dispositive power over the shares held by Banyan Partners Fund II, L.P.

(3)	The Reporting Persons in the aggregate beneficially own 4.5% of the outstanding Class A ordinary shares, 3.7% of the total outstanding ordinary shares and 1.5% of the aggregate voting power. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. Each of the Reporting Persons may be deemed to beneficially own the percentage of Class A ordinary shares listed above which is calculated based on 724,847,189 outstanding Class A ordinary shares as reported in the Issuer’s 20-F Filing. Each of the Reporting Persons may be deemed to beneficially own the percentage of the total ordinary shares listed above which is calculated based on 724,847,189 outstanding Class A ordinary shares and 140,830,401 outstanding Class B ordinary shares as reported in the Issuer’s 20-F Filing. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain exceptions as disclosed in the Issuer’s 20-F Filing. Accordingly, and based on the foregoing, each of the Reporting Persons may be deemed to beneficially own the percentage of the aggregate voting power of the total issued and outstanding ordinary shares of the Issuer listed above. Each ordinary share (Class A ordinary share or Class B ordinary share) has a par value of US$0.0001.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Exhibits:

Exhibit I:	Joint Filing Agreement by and between Banyan Partners Fund II, L.P. and Banyan Partners II Ltd. (incorporated by reference to Exhibit I to the Schedule 13G filed with the U.S. Securities and Exchange Commission by the Reporting Persons on February 11, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Banyan Partners Fund II, L.P.

By:	Banyan Partners II Ltd.

By:	/s/ Peter Wong
Name:	Peter Wong
Title:	Authorized Signatory

Banyan Partners II Ltd.

By:	/s/ Peter Wong
Name:	Peter Wong
Title:	Authorized Signatory